Filed by Art Technology Group, Inc. pursuant to Rule
425 under the Securities Act of 1933, as amended and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Primus Knowledge Solutions, Inc.
Commission File No. 000-26273

On October 22, 2004 Art Technology Group, Inc. issued a press release announcing that it has adjourned its special meeting of stockholders that was convened today because the quorum required by the company’s by-laws was not obtained. The press release is attached as Exhibit 99.1 and incorporated herein by reference.